ISSUED ON BEHALF OF REED ELSEVIER PLC

7 June 2013

PDMR Shareholding

Reed Elsevier announces that today, options over Reed Elsevier PLC ordinary shares (“Shares”) were granted under the 2013 SAYE Share Option scheme (“Sharesave”), which was approved by Reed Elsevier PLC shareholders on 25 April 2013.

Mr Henry Udow, a PDMR of Reed Elsevier PLC was granted the following Sharesave options:

PDMR	No. of Sharesave options	Exercisable
	granted at 596p per share
Henry Udow	1,510	1/8/2016 – 1/2/2017